SCHEDULE 13G

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)

                         Affinity Technology Group, Inc.
                         -------------------------------
                                (Name of Issuer)

                         Common Stock, $0.0001 par value
                         (Title of Class of Securities)

                                    00826M103
                                    ---------
                                  CUSIP Number

                                 March 25, 2005
                                 --------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  Rule 13d-1(b)
         ----
           X      Rule 13d-1(c)
         ----
                  Rule 13d-1(d)
         ----


1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) The South Financial Group Foundation

2    Check the Appropriate Box if a Member of a Group
         (a)       (See Instructions)              (b)  X
            ------                                    ------

3    SEC Use Only

4    Citizenship or Place of Organization: South Carolina

           Number of Shares          5   Sole Voting Power        4,876,340
          Beneficially Owned         6   Shared Voting Power         -0-
          by Each Reporting          7   Sole Dispositive Power   4,876,340
            Person With              8   Shared Dispositive Power    -0-

9    Aggregate Amount Beneficially Owned by Each Reporting Person 4,876,340

10   Check if the Aggregate Amount of Row (9) Excludes Certain Shares:
                                                                       ------

11   Percent of Class Represented by Amount in Row (9)       11.55%

12   Type of Reporting Person ( See Instructions)            CO

Item 1.

(a)  Name of Issuer: Affinity Technology Group, Inc.

(b)  Address of Issuer's Principal Executive Offices:   8807A Two Notch Road
                                                        Suite A
                                                        Columbia, SC 29623

Item 2.

(a)  Name of Person Filing: The South Financial Group Foundation
(b)  Address of Principal Office or, if none, Residence: 104 South Main Street
                                                         Greenville, SC 29601
(c)  Citizenship: South Carolina
(d)  Title of Class of Securities: Common Stock, $0.0001 par value
(e)  CUSIP Number: 00826M103

Item 3. If this  statement is filed  pursuant to Rule  13d-1(b),  or 13d-2(b) or
(c), check whether the person filing is a:

(a)      ____    Broker or dealer registered under Section 15 of the Exchange
                 Act.
(b)      ____    Bank as defined in Section 3(a) (6) of the Exchange Act.
(c)      ____    Insurance company as defined in Section 3(a)(19) of the
                 Exchange Act.
(d)      ____    Investment company registered under Section 8 of the Investment
                 Company Act.
(e)      ____    An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                 (E);
(f)      ____    An employee benefit plan or endowment fund in accordance with
                 Rule 13-d-1(b)(1)(ii)(F);
(g)      ____    A parent holding company or control person in accordance with
                 Rule 13d-1(b)(1)(ii)(G);
(h)      ____    A savings association as defined in Section 3(b) of the Federal
                 Deposit Insurance Act;
(i)      ____    A church plan that is excluded form the definition of an
                 investment company under Section 3(c)(14) of the Investment
                 Company Act;
(j)      ____    Group, in accordance with Rule 13-d-1(b)(1)(ii)(J).

Item 4. Ownership.

(a)  Amount beneficially owned: 4,876,340
(b)  Percent of class: 11.55%
(c)  Number of shares as to which the person has:
     (i)  Sole power to vote or to direct the vote: 4,876,340
     (ii) Shared power to vote or to direct the vote: -0-
     (iii) Sole power to dispose or to direct the disposition of: 4,876,340
     (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5. Ownership of Five Percent or Less of a Class.

If this statement if being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five
percent of the class of securities, check following:   [  ]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 25, 2005
-------------------------
(Date)


THE SOUTH FINANCIAL GROUP FOUNDATION

By: /s/ William S. Hummers III
--------------------------------------
        (Signature)

William S. Hummers III, Authorized Person and Director
-----------------------------------------------------------
 (Name and Title)